Exhibit (a)(6)

                                                  July 19, 2001




Dear Employees:

         This letter is to inform you of the following corrections and changes to the Offer to Exchange (the "Offer") emailed to you on July 5, 2001:

         1) Should you choose not to participate in the Offer, you do not need to complete or return the Election Form to the Human Resources Department.

         2) Under the "Economic Risks" section of the Offer, please note that participants in the Offer may be ineligible to receive option grants until February 8, 2002, not February 8, 2001, at the earliest.

         3) In order to comply with U.S. securities laws, immediately following the expiration of this Offer, an offer will be made, under similar terms and conditions to this Offer, to Elon Ganor, Chairman and Chief Executive Officer of VocalTec, and Ami Tal, Director and Executive Vice President of Global Sales of VocalTec, to exchange their outstanding options under the option plans for new options to purchase ordinary shares, except that Messrs. Ganor's and Tal's participation in the offer will be subject to shareholder approval at VocalTec's next annual general meeting of shareholders. Shareholder approval of Messrs. Ganor's and Tal's offer is not a condition to your Offer.

         4) Please note that the safe harbor provision in the Private Securities Litigation Reform Act of 1995 does not apply to "forward-looking statements" made in connection with the Offer.

         5) For your information, the financial statements of the Company for the year ended December 31, 2000, are attached to this letter.

         If you have any questions please contact Galia Bachar, Director of Human Resources, at telephone number (+972) 9-970-8510, or by fax at (+972) 9-970-7868.

                                                     Sincerely,


                                                     Hugo Goldman

                                                     Chief Financial Officer